

June 3, 2011

Tung Yee Sing
President
Kingly Chateau Corporation
Rm 1016, Chun Ying Hse, Ko Chun Ct,
Yao Tong
Hong Kong, Hong Kong

> **Re:** **Kingly Chateau Corporation**
> **Form 10-12G**
> **Filed May 9, 2011**
> **File No. 000-54396**

Dear Mr. Tung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. If our comments are not addressed within this 60-day time period you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments. If you do not withdraw this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

Item 1. Business, page 1

(a) Business Development, page 1

2.   Please revise to update your efforts to obtain initial financing, as mentioned on page 1.

3.   On page 1, we note your belief that you "would be attractive" to a private operating company seeking to become public. In order to balance your disclosure, please revise to clarify that you do not provide such private companies with a public shareholder base. Also, considering Mr. Tung is your sole officer and shareholder, please discuss the purpose of this registration. Discuss the purpose of incurring registration and reporting cost now and the cost of the "extensive Form 8-K" later, instead of seeking out a private company seeking to go public and aiding such company in its registration via Form 10 at that subsequent point in time.

4.   Please clarify your basis for the estimation of $10,000 as the cost of investigation, negotiation, and documentation.

5.   Please revise to clarify how your search for a target company will be carried out based on the five hours per week that Mr. Tung will devote to you.

Item 1A. Risk Factors, page 5

6.   We note that Mr. Tung has a Hong Kong address. Please include a risk factor to discuss the difficulty of enforcing judgments against a resident of a foreign country.

Item 2. Financial Information Management's Discussion and Analysis or Plan of Operations, page 12

7.   Please clarify your reference to "other investors" on page 12.

8.   On page 13, we note your belief that operating companies will be interested in you to minimize barriers to capital formation and liquidity discounts. Please clarify that such companies could acquire a reporting obligation similar to yours by simply filing their own Form 10 which would include similar information to the "extensive Form 8-K" you reference on page 1. In that regard, please clarify your statement that you offer target companies the ability to become a reporting company "without the time required… by other means."

9.   We note your statement that you may consider recently commenced or developing businesses that need additional capital. Considering you do not have any funds, please clarify how you will provide start-up financing to a developing company or additional capital to a struggling company.

10.   Please revise to clarify how you estimated the costs disclosed on page 12.

Item 6. Executive Compensation, page 16

11.   We note your disclosure that Mr. Tung has not received any compensation and that the difference between your formation expenses and $60,000 is deemed his compensation. Please revise to provide a specific figure for Mr. Tung's compensation. Please note that the disclosure requested by Item 402 of Regulation S-K applies to <u>any type</u> of compensation received by officers and directors from any source related to their activities and services provided to you.

Item 7. Certain Relationships and Related Transactions, page 17

12.   We note your disclosure that you do not have a promoter. Please refer to the definition of promoter provided in Rule 405 of Regulation C and revise to identify your promoter.

Item 10. Recent Sales of Unregistered Securities, page 19

13.   It appears the total sum should be disclosed as $60,000. Please revise to reconcile with your disclosure on page 17.

Exhibit 23.1

14.   Please have your auditors revise their consent to reference the correct date of their report, to revise the date of inception from May to March, and to remove the statement about Experts.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

 Sincerely,

 Duc Dang
 Attorney - Advisor